Via EDGAR Submission

January 12, 2021

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	American Well Corporation
Registration Statement on Form S-1 (File No. 333-252047)
REQUEST FOR ACCELERATION OF EFFECTIVENESS

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as the representatives of the several underwriters, hereby join in the request of American Well Corporation (the “Company”) for acceleration of the effective date of the above-referenced Registration Statement so that it becomes effective at 4:00 P.M. Eastern Time on January 14, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus, to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Remainder of Page Intentionally Left Blank]

Very truly yours, As Representatives of the several Underwriters MORGAN STANLEY & CO. LLC

By:	/s/ Chris Rigoli
	Name:	Chris Rigoli
	Title:	Vice President

GOLDMAN SACHS & CO. LLC

By:	/s/ Elizabeth Wood
	Name:	Elizabeth Wood
	Title:	Managing Director

PIPER SANDLER & CO.

By:	/s/ Paul Scansaroli
	Name:	Paul Scansaroli
	Title:	Managing Director

UBS SECURITIES LLC

By:	/s/ Robin Tang
	Name:	Robin Tang
	Title:	Director

UBS SECURITIES LLC

By:	/s/ Rishi Soni
	Name:	Rishi Soni
	Title:	Director

Cc:	Bradford Gay, American Well Corporation
Michael Kaplan, Davis Polk & Wardwell LLP
Marcel Fausten, Davis Polk & Wardwell LLP
Michael Benjamin, Latham & Watkins LLP
Nathan Ajiashvili, Latham & Watkins LLP

[Signature Page to Acceleration Request]